Exhibit 99.1

New Oriental Announces Preliminary Estimated Revenues for the Third Quarter of Fiscal Year 2020 ending February 29, 2020 Reflecting Coronavirus Impact

Beijing, February 28, 2020—New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced preliminary estimated revenues for the third quarter of fiscal year 2020 ending February 29, 2020.

New Oriental currently expects its preliminary estimated total net revenues for the third quarter of fiscal year 2020 to be in the range of US$902.1 million and US$933.2 million, representing year-over-year growth in the range of 13% to 17%, respectively. Without giving effect to the impact of potential change in exchange rate between Renminbi and the U.S. Dollar, the estimated year-over-year revenue growth rate in the Company’s functional currency Renminbi is expected to be in the range of 16% to 20% for the third quarter of fiscal year 2020. The Company previously announced its outlook which estimated the total net revenues for the third quarter to be in the range of US$983.0 million and US$1,006.4 million, representing year-over-year growth in the range of 23% to 26%. The weaker-than-expected revenues are mainly due to the impact of the outbreak of coronavirus in China, which was significantly offset by measures taken by the Company to effectively move its offline classes to small size online live broadcasting classes through the self-developed OMO (online merging offline) system during the quarter.

The above preliminary estimated revenues for the third quarter of fiscal year 2020 ending February 29, 2020 reflect New Oriental’s current and preliminary view, which is subject to uncertainty and change.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the preliminary estimated revenues for the third quarter of fiscal year 2020 in this announcement, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Rita Fong

FTI Consulting

Tel: +852-3768-4548

Email: NewOriental@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

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